UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  CD Radio Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  125127100

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

         Mr. Dimitrijevic, c/o Everest Capital Limited,
                The Bank of Butterfield Building,
       65 Front Street, 6th Floor, Hamilton HM JX, Bermuda

     (Date of Event which Requires Filing of this Statement)

                          June 26, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         See Item 5.

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         See Item 5.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         See Item 5.

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         See Items 5 and 6.

13. Percent of Class Represented by Amount in Row (11)

         9.99%

14. Type of Reporting Person

         CO

CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital International Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         See Item 5.

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         See Item 5.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         See Item 5.

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         See Items 5 and 6.

13. Percent of Class Represented by Amount in Row (11)

         9.99%

14. Type of Reporting Person

         CO

CUSIP No. 125127100

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Fund, L.P.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

8.  Shared Voting Power:

         See Item 5.

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         See Item 5.

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         See Item 5.

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         See Items 5 and 6.

13. Percent of Class Represented by Amount in Row (11)

         9.99%

14. Type of Reporting Person

         PN

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is the common stock (the "Common Stock") of CD Radio Inc. (the "Issuer"). The Reporting Persons' deemed beneficial ownership of Common Stock exists by virtue of ownership of 5% Delayed Convertible Preferred Shares (the "Preferred Shares") of the Issuer.

         The name and address of the principal executive and business office of the Issuer is:

         CD Radio Inc.
         1001 22nd Street N.W.
         6th Floor
         Washington, D.C. 20037

Item 2.  Identity and Background

         (a)  Everest Capital Limited (the "Investment Manager"),
              Everest Capital Fund, L.P. (the "Partnership") and
              Everest Capital International Ltd. (the "Fund").

         (b)  The Bank of Butterfield Building, 65 Front Street,
              6th Floor, HM JX, Bermuda.

         (c) The principal business of the Investment Manager is to act as an investment manager for the Partnership and the Fund. The principal business of the Partnership and the Fund is to serve as private investment vehicles.

         (d) During the last five years, none of the Reporting Persons nor any persons affiliated with the Reporting Persons has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the last five years, none of the Reporting Persons nor any persons affiliated with the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Investment Manager is a corporation organized under the laws of Bermuda, the Fund is a corporation organized under the laws of the British Virgin Islands, and the Partnership is a limited partnership formed under the laws of the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

         The funds for the purchase of the Preferred Shares came from the respective working capital of the Partnership and the Fund. The Partnership and the Fund use lines of credit in the ordinary course of business.

Item. 4  Purpose of Transactions.

         The Preferred Shares held by the Partnership and the Fund were acquired, and are being held, for investment purposes. The acquisitions of the Preferred Shares described herein were made in the ordinary course of the Reporting Persons' businesses or investment activities, as the case may be. The Reporting Persons reserve the right to purchase or sell Preferred Shares in privately negotiated transactions or in any other lawful manner in the future.

Item 5.  Interest in Securities of Issuer.

         (a) As of June 26, 1997, the Reporting Persons collectively held 1,564,175 Preferred Shares, of which 1,137,155 were held by the Fund and 427,020 were held by the Partnership. The Preferred Shares are convertible into Common Stock under the terms set forth in Exhibit 10.24 to the Issuer's Annual Report on Form 10-K (the "10-K Exhibit") for the year ended December 31, 1996, filed with the Securities and Exchange Commission (the "Commission") on May 14, 1997, Commission File Number 0-24710. As set forth in the 10-K Exhibit, conversion of the Preferred Shares was conditioned upon approval by the Federal Communications Commission of the issuance of shares of Common Stock on conversion. The Issuer informed the Reporting Persons that such approval was received on June 26, 1997, the date of the event requiring this filing. The Reporting Persons' conversion privileges are limited by the provisions set forth in an agreement (the "Standstill Agreement") entered into between the Reporting Persons and the Issuer as of June 15, 1997, as described in the Issuer's Current Report on Form 8-K, Exhibit 99.1 (the "8-K Exhibit"), filed with the Commission on July 8, 1997, Commission File Number 0-24710.
              Under the Standstill Agreement, the Reporting Persons may not acquire Common Stock by any means including the conversion of the Preferred Shares, if the acquisition would result in the Reporting Persons having or sharing voting or investment power over ten percent or more of the outstanding class of Common Stock.

         (b) The Reporting Persons have the sole power to dispose of all of the Preferred Shares held by them. As to any Common Stock obtained by the Reporting Persons through open-market purchases, conversion of the Preferred Shares or otherwise, the Reporting Persons would have the sole power to vote and dispose of the Common Stock.

         (c)  Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Preferred Shares.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Pursuant to the terms of the 8-K Exhibit, the Reporting Persons may be deemed to have an interest in the Common Stock by virtue of holdings in warrants to purchase Common Stock and a commitment to purchase from the Issuer shares of a class of convertible preferred stock separate from the Preferred Shares.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:   Joint Filing Agreement.

         Other
         Exhibits:    The 10-K Exhibit and the 8-K Exhibit, each
                      of which, as amended from time to time by the Issuer, is incorporated herein by reference.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 1997
____________________________
Date


Everest Capital Limited

/s/ Marko Dimitrijevic
By: Marko Dimitrijevic
Title: President

Everest Capital International Ltd.

By: Everest Capital Limited, Investment Manager

/s/ Marko Dimitrijevic
By: Marko Dimitrijevic
Title: President


Everest Capital Fund, L.P.

By: Everest Capital Limited, General Partner

/s/ Marko Dimitrijevic
By: Marko Dimitrijevic
Title: President


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                                                        Exhibit A



                            AGREEMENT



         The undersigned agree that this Schedule 13D dated

July 9, 1997 relating to the Common Stock of CD Radio Inc. shall be filed on behalf of the undersigned.



                             EVEREST CAPITAL LIMITED

                             /s/ Marko Dimitrijevic
                             By: Marko Dimitrijevic
                             Title: President


                             EVEREST CAPITAL INTERNATIONAL LTD.

                             By: Everest Capital Limited,
                             Investment Manager

                             /s/ Marko Dimitrijevic
                             By: Marko Dimitrijevic
                             Title: President


                             EVEREST CAPITAL FUND, L.P.

                             By: Everest Capital Limited, General
                             Partner

                             /s/ Marko Dimitrijevic
                             By: Marko Dimitrijevic
                             Title: President










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